# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paragon 28, Inc., CIK 0001531978
CUSIP: 69913P105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14445 GRASSLANDS DRIVE, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 04/21/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001887925

## Reporting persons
- Albert DaCosta: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Paragon 28, Inc.
Address of issuer's principal executive offices: 14445 Grasslands Drive, Englewood, CO 80112

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Albert DaCosta (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Paragon 28, Inc., 14445 Grasslands Drive, Englewood, CO 80112.
Citizenship: Albert DaCosta is a citizen of the United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Albert DaCosta: /s/ Albert DaCosta, Albert DaCosta (05/09/2025)